Delisting Determination,The Nasdaq Stock Market, LLC,
May 12, 2008, House of Taylor Jewelry, Inc. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of House of Taylor Jewelry, Inc. (the Company), effective at the opening of the trading session on May 22, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules 4310(c)(13) and 4310(c)(14). The Company was notified of the Staffs determination on April 15, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 24, 2008.